PD

VF3-8-05RA

05036026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED FEB 25 2005 WASH. D.C. 213 SECTION PROCESSING

SEC FILE NUMBER
8- 50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3128 Smoketree Court
(No. and Street)

Raleigh	NC	27604-1013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

4400 Falls of the Neuse Road	Raleigh	NC	27609-2507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allen D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 18th day of February, 2005.
Witness my hand and official seal.
Amy C. Kornegay, Notary Public

Amy C. Kornegay
Notary Public
My Commission Expires 6-4-2006

Allen D. Smith
Signature

President
Title

AMY C. KORNEGAY
NOTARY
***
PUBLIC
WAKE COUNTY, N.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Balance Sheet

December 31, 2004

(With Independent Auditors' Report Thereon)

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Investor Services, Inc.:

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Company adjusted its December 31, 2003 retained earnings to record certain fees earned in 2003 that were received in 2004.

Dixon Hughes PLLC

Raleigh, North Carolina
February 22, 2005

4400 Falls of the Neuse Road
Raleigh, NC 27609-2507
Ph. 919.876.4546 Fx. 919.876.8680
www.dixon-hughes.com

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2004

	2004
Assets	
Cash, noninterest-bearing (note 3)	$ 3,857,204
Cash, interest-bearing	1,250,000
Commissions receivable	393,157
Premises and equipment, net (notes 2 and 3)	93,187
Prepaid pension	579,397
Prepaid expenses	81,711
Due from related parties	3,488
Income tax receivable	26,859
Other assets	100,000
Total assets	$ 6,385,003
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Related Parties (note 3)	$ 504,603
Accrued salary expense	370,610
Other liabilities (note 4)	358,506
Total liabilities	1,233,719
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	450,000
Retained earnings	4,651,284
Total stockholder's equity	5,151,284
Total liabilities and stockholder's equity	$ 6,385,003

See accompanying notes to balance sheet.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of BancShares are also significant shareholders of First Citizens Bancorporation of South Carolina, Inc. (FCB-SC). FCB-SC, the Parent, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the National Association of Securities Dealers, Inc. (NASD), a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $342,515 at December 31, 2004. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(c) *Commission Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(2) Summary of Significant Accounting and Reporting Policies (Continued)

(d) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such amount totaled $3,852 for the year ended December 31, 2004.

The Company has entered into a revenue allocation arrangement with the Related Parties, pursuant to which the Company pays an agreed upon percentage of its gross revenues referred by such Related Parties. In addition, the Company pays a management fee to the Parent to compensate it for various executive management and professional services. Such fees totaled $4,537,787 and $145,416, respectively, for the year ended December 31, 2004.

The Company pays an occupancy expense and purchases equipment through the Parent. The Company's total rent expense to the Parent for the year was $360,910.

Included in other expenses are $297,396 for commissions paid by the Company to the Parent.

At December 31, 2004, the Company had $3,860,098 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals per the Company's applicable contract with Related Parties.

During 2004, the Company bought $60,837 of furniture and equipment. These transactions were with the Parent at net book value of the selling party.

(4) Income Taxes

The components of income tax expense (benefit) are as follows:

		2004
Current:		
Federal	$	209,101
State		44,278
		253,379
Deferred:		
Federal		52,601
State		11,139
		63,470
	$	317,119

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

		Amount	Percent
Income tax expense at federal rate	$	277,775	35.00%
Increase in income taxes arising from:			
State income taxes, net of federal income tax benefit		36,021	4.54%
Other		3,323	.42%
	$	317,119	39.96%

Deferred tax liabilities of $227,134 consist primarily of compensation-related timing differences and are included in other liabilities. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $257,000 for the Company related to the Pension Plan was allocated to the Company on a per-employee basis, based on the total pension expense for BancShares which was determined by an independent actuary.

(5) Employee Benefit Plans (Continued)

The Parent also sponsors a defined contribution savings plan (the CAP Plan), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employees' contributions. During the year, the Company made matching contributions of approximately $240,522 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the NASD. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital as defined of $1,868,271 which was $1,618,271 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.54 to 1.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments.

(8) Prior Period Adjustment

Under certain circumstances, Investor Services began receiving fees from applicable brokerage customers for the providing of custodial services through its clearing agent, Pershing LLC. Investor Services did not appropriately record these fees, amounting to $171,923, in 2003 on an accrual basis when earned. A prior period adjustment has been reflected in the accompanying financial statements to reflect this adjustment. The effect of this prior period adjustment on net income as previously reported for 2003 is an increase of $104,039, net of $67,884 income taxes. The balance of retained earnings for 2003 has been adjusted for the effect (net of income taxes) of this prior period adjustment.